WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2016

(In thousands)

Total stockholder's equity per balance sheet	$ 593,712
Additions to capital – deferred tax and capitalized lease adjustment	17,143
Total stockholder's equity for computation of net capital	610,855
Nonallowable assets:	
Investments in and receivables from affiliates	430,749
Fixed assets	37,075
Other assets	90,100
Total nonallowable assets	557,924
Haircuts on securities	292
Net capital	52,639
Computation of alternative net capital requirement Rule 15c3-1	
Net capital requirement (greater of $250 or 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)	250
Excess of net capital	$ 52,389

There were no material differences between the amounts presented above and the amounts presented in the
Company's unaudited December 31, 2016, FOCUS Part IIA filed on January 26, 2017.

See accompanying report of independent registered public accounting firm.